UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 30, 2022

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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JE Cleantech (JCSE) Announces Strong Growth in Q3 2022

Revenue Increased by Approximately 142% year-on-year

Net Income and Earnings Per Share Witnessed A Strong Turnaround

2022 Q3 Financial1 & Business Highlights

●	Revenue was approximately S$5.9 million, an increase of 141.8% year-over-year
●	Net Income reached approximately S$0.6 million, a strong turnaround from the net loss of approximately S$0.2 million at same period last year
●	Gross Profit amounted to approximately S$1.5 million, an increase of 296.1% year-over-year
●	The growth in revenue for Q3 is mainly due to the increase in revenue from the sale of cleaning systems and other equipment business, which recorded a triple-digit growth compared to the same period last year
●	Sales of cleaning systems and other equipment business has increased with the revenue generated from this sector increasing 10 times for the same period in the fiscal year of 2021

Singapore, xx November 2022 - JE Cleantech Holdings Limited (Nasdaq: JCSE), (“the Company”) a Singapore-based cleantech company, today announced encouraging Q3 financial results, for the three months period ended 30 September 2022 (the “reporting period”). During the reporting period, the Company has maintained strong growth in its overall business performance with revenue that more than doubled and a strong turnaround in net income.

For the three months period ended September 30, 2022, the Company’s total revenue increased by approximately S$3.5 million or 141.8% to approximately S$5.9 million from approximately S$2.4 million in the quarter ended September 30, 2021. The increase was mainly derived from the increase in revenue generated from the Company’s sale of cleaning systems and other equipment business of approximately S$3.2 million and the provision of centralized dishwashing and ancillary services business of approximately S$0.3 million, attributable to the post COVID-19 recovery of business.

Net income of the Company for the reporting period amounted to approximately S$0.6 million, compared to a net loss of approximately S$0.2 million in the same period last year, indicating a significant turnaround for its business performance.

During the reporting period, the Company recorded a gross profit margin of approximately 26.0%, an increase of 63.5% year-over-year. Diluted Earnings Per Share was approximately S$0.05, compared to the basic losses per share of approximately S$0.01 during the same period in 2021.

Ms. Bee Yin Hong, CEO and Founder, JE Cleantech said, “We are excited to announce that JE Cleantech has performed well during Q3 2022. Our Q3 results reflect our strong focus on exploiting the rapid recovery of the electronic manufacturing and F&B sectors. As a leading manufacturer of precision cleaning systems and provider of centralized dishwashing and ancillary services in Singapore, we will continue to drive our long-term expansion plans”.

JE Cleantech has been providing centralized dishwashing services in Singapore since 2013, for customers in various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage, and public transportation. The Company’s revenue contributes approximately 15 per cent market share in 2020 in terms of revenue (source: Euromonitor estimates from desk research and trade interviews with leading centralized dishwashing services providers and the relevant trade associations in Singapore). Moving forward, the Company will persistently spare no efforts in further expanding its business, widening its product offerings to more industries, growing its market share, and generating long-term and sustainable returns for its shareholders and investors.

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1 These financial and other data for the three months and nine months periods ended September 30, 2021 and 2022 have not been audited or reviewed by the Auditors.

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About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For Media Enquiries and Investor Relations, please contact:

jcse@preciouscomms.com

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SUMMARY CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA

Balance Sheet Data

	As of December 31,	As of September 30,
	2021	2022	2022
	SGD’000	SGD’000	US$’000
	(Audited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	1,108	5,859	4,084
Working capital	3,220	4,987	3,476
Total assets	18,440	32,580	22,708
Total liabilities	15,417	16,779	11,695
Total shareholders’ equity	3,023	15,801	11,013

Results of Operations Data

	For the Three months ended September 30,		For the Nine months ended September 30,
	2021	2022	2021	2022	2022
	SGD’000	SGD’000	SGD’000	SGD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	2,439	5,897	11,347	13,094	9,127
Net income	(158)	590	458	737	514

Net income per share attributable to ordinary shareholders
basic and diluted	(0.01)	0.05	0.04	0.05	0.04
Weighted average number of ordinary shares used in computing net income per share
basic and diluted	12,000,000	13,167,956	12,000,000	13,167,956	13,167,956

Calculated at the rate of US$0.6970 = SGD$1, as set forth in the statistical release of the Federal Reserve System on September 30, 2022.

Notes to condensed consolidated financial and other data

For the three months and nine months periods ended September 30, 2021 and 2022

1.	These summary consolidated financial data, including the consolidated balance sheet as of December 31, 2021, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

2.	In the opinion of the management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included for the condensed consolidated financial and other data for the three months and nine months periods ended September 30, 2021 and 2022. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022. These financial and other data for the three months and nine months periods ended September 30, 2021 and 2022 have not been audited or reviewed by the Company’s independent Auditors.

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Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including but not limited to those factors set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 80.6% and 69.9% of our revenue for the nine months periods ended September 30, 2021 and 2022, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups, and particularly our largest customer group, as well as certain inherent risks, among others, changes and development in the local political, regulatory and business conditions, that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial conditions, and affect our ability to remain profitable and achieve business growth.

Non-recurring nature of our sale of cleaning systems and other equipment business

We design, manufacture and sell cleaning systems and other equipment on an order-by-order basis. Our customers are under no obligation to continue to award contracts to or place orders with us and there is no assurance that we will be able to secure new orders in the future. Moreover, our Group generally must go through a tendering or quotation process to secure new orders, and the number of orders and the amount of revenue that we are able to derive therefrom are affected by a series of factors including but not limited to changes in our clients’ businesses and changes in market and economic conditions. The result of such process is beyond our control and there is no assurance that our Group will secure new projects from future tender submissions or new orders. Accordingly, our results of operations, revenue and financial performance may be adversely affected if our Group is unable to obtain new orders from our customers of contract values, size and/or margins comparable to previous orders.

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 51.3% and 46.8% of our total cost of revenues for the nine months periods ended September 30, 2021 and 2022, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply and demand of such raw materials, as well as our bargaining power with our suppliers. We monitor supply and cost trends of these raw materials and take appropriate action to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our Group is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our Group commenced business in the selling of cleaning systems in 2005, before starting our business in the design, development, manufacture and sale of cleaning systems in Singapore in 2006. We design, develop, manufacture and sell cleaning systems for various industrial end-use applications to our customers mainly in Singapore and Malaysia. We also have provided centralized dishwashing services since 2013 and general cleaning services since 2015 mainly for food and beverage establishments in Singapore.

For the nine months periods ended September 30, 2021 and 2022, our revenue amounted to approximately S$11.3 million, and S$13.1 million, respectively. Our net income amounted to approximately S$0.5 million and S$0.7 million for the nine months periods ended September 30, 2021 and 2022, respectively.

For the three months periods ended September 30, 2021 and 2022, our revenue amounted to approximately S$2.4 million, and S$5.9 million, respectively. Our net loss amounted to approximately S$0.2 million and net income amounted to S$0.6 million for the three months periods ended September 30, 2021 and 2022, respectively.

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the nine months periods ended September 30, 2021 and 2022, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Form, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) sale of cleaning systems and other equipment business; and (ii) provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the periods ended September 30, 2021 and 2022:

	Nine months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	4,543	40.0	3,047	23.3
Sale of other cleaning systems and other equipment	1,868	16.5	3,761	28.7
Repair and servicing of cleaning systems and sale of related parts	828	7.3	909	6.9
Sub-total	7,239	63.8	7,717	58.9

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	3,991	35.2	5,236	40.0
Leasing of dishwashing equipment	117	1.0	141	1.1
Sub-total	4,108	36.2	5,377	41.1

Total	11,347	100.0	13,094	100.0

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For the nine months period ended September 30, 2022, our total revenue increased by approximately S$1.7 million or 15.4% to approximately S$13.1 million from approximately S$11.3 million in the nine months period ended September 30, 2021. The increase was mainly attributable to the increase in revenue generated from our sale of other cleaning systems and equipment business of approximately S$1.9 million and provision of centralized dishwashing and ancillary services business of approximately S$1.3 million, while partially offset by the decrease in revenue generated from sale of precision cleaning systems of S$1.5 million. The increases were mainly attributable to the post COVID-19 recovery of business.

	Three months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	250	10.3	2,817	47.8
Sale of other cleaning systems and other equipment	498	20.4	882	15.0
Repair and servicing of cleaning systems and sale of related parts	220	9.0	406	6.8
Sub-total	968	39.7	4,105	69.6

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	1,432	58.7	1,745	29.6
Leasing of dishwashing equipment	39	1.6	47	0.8
Sub-total	1,471	60.3	1,792	30.4

Total	2,439	100.0	5,897	100.0

For the three months period ended September 30, 2022, our total revenue increased by approximately S$3.5 million or 141.8% to approximately S$5.9 million from approximately S$2.4 million in the three months period ended September 30, 2021. The increase was mainly attributable to the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately S$3.1 million and provision of centralized dishwashing and ancillary services business of approximately S$0.3 million. The increases were mainly attributable to the post COVID-19 recovery of business.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the year ended December 31,2021 and the nine months period ended September 30, 2022.

	Year ended December 31, 2021	Period ended September 30, 2022
	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of year/period(1)	5,820	19,997
New contract value for the year	22,208	18,457
Revenue recognized for the year/period	8,031	6,808
Outstanding contract value as of year/period end(2)	19,997	31,646

(1) Outstanding contract value as of beginning of year/period represents the contract value of orders which were not completed as of the beginning of the relevant year or period.
(2) Outstanding contract value as of year/period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

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Cost of revenues

During the nine months periods ended September 30, 2021 and 2022, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the nine months periods ended September 30, 2021 and 2022, our cost of revenues amounted to approximately S$9.0 million and S$9.9 million, respectively. For the three months periods ended September 30, 2021 and 2022, our cost of revenues amounted to approximately S$2.1 million and S$4.4 million, respectively.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the nine months periods ended September 30, 2021 and 2022:

	Nine months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	1,254	27.6	1,031	33.8
Sale of other cleaning systems and other equipment	577	30.9	1,145	30.4
Repair and servicing of cleaning systems and sale of related parts	133	16.0	147	16.2
Sub-total	1,964	27.1	2,323	30.1

	Nine months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Provision of centralized dishwashing and ancillary services business	412	10.0	851	15.8

Total/overall	2,376	20.9	3,174	24.2

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the three months periods ended September 30, 2021 and 2022:

	Three months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	53	21.2	941	33.4
Sale of other cleaning systems and other equipment	154	30.9	235	26.6
Repair and servicing of cleaning systems and sale of related parts	30	13.6	56	13.8

Sub-total/overall	237	24.5	1,232	30.0

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	Three months ended September 30,
	2021 (Unaudited)		2022 (Unaudited)
	Gross profit	Gross Profit Margin	Gross profit	Gross Profit Margin
	SGD’000%		SGD’000%
Provision of centralized dishwashing and ancillary services business	150	10.2	301	16.8

Total/overall	387	15.9	1,533	26.0

Our total gross profit amounted to approximately S$2.4 million and S$3.2 million for the nine months periods ended September 30, 2021 and 2022, respectively. Our overall gross profit margins were approximately 20.9% and 24.2% for the nine months periods ended September 30, 2021 and 2022, respectively.

Our total gross profit for the nine months period ended September 30, 2022 increased by approximately S$0.8 million or 33.6%, which was mainly due to the increase in our revenue from the sales of other cleaning systems and provision of centralized dishwashing and ancillary services business.

Our total gross profit for the three months period ended September 30, 2022 increased by approximately S$1.1 million or 296.61%, which was mainly due to the increase in our revenue from the sales of precision and other cleaning systems which generated higher margin for our Group.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the three months and nine months periods ended September 30, 2021 and 2022.

	Three months ended September 30,		Nine months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)
	SGD’000	SGD’000	SGD’000	SGD’000
Promotion and marketing expenses	7	2	8	10
Transportation expenses	1	5	5	12
Total	8	7	13	22

Our selling and marketing expenses amounted to approximately S$8,000, S$7,000, S$13,000 and S$22,000 for the three months and nine months periods ended September 30, 2021 and 2022, respectively.

The increase in promotion and marketing expenses for the nine months period ended September 30, 2022 was primarily attributable to revamp and improvement of corporate website and online marketing activities as well as transportation expenses incurred for overseas business trips to customers’ site.

The slight decrease in promotion and marketing expenses for the three months period ended September 30, 2022 was due to the completion of revamp and improvement of corporate website in last quarter.

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Administrative expenses

Our administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) property and related expenses; (vii) Directors and officers liability insurance; and (viii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the periods ended September 30, 2021 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)
	SGD’000	SGD’000	SGD’000	SGD’000
Staff costs	346	415	1,049	1,386
Depreciation	106	68	208	203
Office supplies and upkeep expenses	46	55	124	148
Travelling and entertainment	19	68	86	132
Legal and professional fees	-	-	39	98
Property and related expenses	46	46	130	130
Directors and officers liability insurance	-	51	-	85
Miscellaneous expenses	32	43	87	129
Total	595	746	1,723	2,311

Our administrative expenses amounted to approximately S$1.7 million and S$2.3 million for the nine months periods ended September 30, 2021 and 2022, respectively, representing approximately 15.2%, and 17.6% of our total revenue for the corresponding periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and Directors’ remuneration. The staff costs of our Group increased by approximately S$0.3 million mainly due to the directors’ fees paid following the appointment of directors from January 1, 2022 and recruitment of operation manager and engineers.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings; (ii) right-of-use assets; (iii) computer equipment; and (iv) furniture and fittings. The increase in depreciation is mainly due to amortization of newly acquired computer equipment, hardware and system.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost, upkeep of motor vehicles and the relevant utilities expenses such as electricity and water. The increase is due to replacement cost for upkeep of motor vehicles and increase in electricity charges due to increase in rate.

Travelling and entertainment mainly represented expenditure for allowance and expenses for travelling to customers’ site for project meeting and machine commissioning and costs incurred for staff welfare.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for training and development and staff recruitment services. The increase is mainly due to the increase in audit fee post-listing.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Directors and officers liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of commercial general insurance expenses for operations, donation and other miscellaneous expenses.

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Other income

Other income of our Group amounted to approximately S$0.5 million and S$0.5 million for the nine months periods ended September 30, 2021 and 2022, respectively. The other income was mainly derived from wholesale sales of STICO anti-slip shoes and Government grants. The following table sets forth the breakdown of our other income for periods ended September 30, 2021 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)
	SGD’000	SGD’000	SGD’000	SGD’000
Wholesale sales of STICO anti-slip shoes	25	12	94	105
Provision of credit losses reversed	47	-	47	21
Government grants	139	64	330	295
Other(1)	10	39	76	73
Total	221	115	547	494

(1) Other mainly consists of sale of scrap materials and other miscellaneous income.

Wholesale of STICO anti-slip shoes represented the income generated from wholesale of STICO anti-slip shoes mainly to food and beverage (F&B) establishments in Singapore. The wholesale sales of STICO anti-slip shoes increased by approximately 11.7% due to resumption of demand from F&B establishments.

During the nine months period ended September 30, 2022, we reversed the provision of credit losses of approximately S$21,000 which we had previously impaired as of December 31, 2021 pursuant to the recovery of accounts receivable.

Government grants mainly represented Jobs Support Scheme, Jobs Growth Incentive and capability development grants received from the Singapore Government.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the nine months periods ended September 30, 2021 and 2022, our interest expense increased by approximately S$0.06 million mainly due to increase in interest rate.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges and extraordinary expenses. The following table sets forth the breakdown of our other expenses for the periods ended September 30, 2021 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)
	SGD’000	SGD’000	SGD’000	SGD’000
Cost of STICO anti-slip shoes	14	6	51	66
Bank charges	5	14	17	29
Extraordinary expenses	69	57	328	145
Others(1)	52	14	58	30
Total	140	91	454	270

(1)	Others mainly consist of professional training expenses, withholding tax expenses and other miscellaneous expenses.

Other expenses of our Group decreased to approximately S$0.3 million for the nine months period ended September 30, 2022 mainly due to a decrease in extraordinary expenses incurred related to professional fees in relation to our initial public offering.

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Income tax

During the nine months periods ended September 30, 2021 and 2022, our income tax expense was comprised of our current tax expense and deferred tax for the year.

Pursuant to the rules and regulations of the Cayman Islands and the BVI, our Company and its subsidiary, JE Cleantech International Limited, both are not subject to any income tax in the Cayman Islands and the BVI. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our income tax increased to S$141,000 for the nine months period ended September 30, 2022. Such increase was generally in line with the increase in our profit.

Our Group had no tax obligation arising from other jurisdictions during the year ended December 31, 2021 and nine months period ended September 30, 2022. During the year ended December 31, 2021 and nine months period ended September 30, 2022, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the Year

As a result of the foregoing, our net income amounted to approximately S$(0.2) million for the three months period ended September 30, 2021, compared to S$0.6 million for the three months period ended September 30, 2022, and S$0.5 million for the nine months ended September 30, 2021, compared to S$0.7 million for the nine months period ended September 30, 2022.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Form, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our initial public offering.

Other Development

Our Group experienced delay in the timeline of development and testing of autonomous robot floor scrubbers due to the impact of COVID19 which resulted in delay of supply chain of parts and components and shortage of manpower. Our Group expects to commence commercial sale of the autonomous robot floor scrubbers for industrial properties, commercial properties and food and beverage establishments by the 2nd quarter of 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED

Dated December 1, 2022	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer and Director

Dated December 1, 2022	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

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